EXHIBIT (a)(5)
                     WESTERN REAL ESTATE INVESTMENTS, LLC

                       NEW OFFER PRICE OF $103 PER UNIT

      Western Real Estate Investments, LLC has increased its offer to purchase Units in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") to $103 per Unit. This price is $5 more than a competing offer made by Bighorn Associates, LLC and is the highest available offer for your Units. Our offer expires on 12:00 midnight, New York City Time on March 15, 2001.

      . Our increased offer is being made on the same terms and conditions as our original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

      . If you already tendered to Western Real Estates Investments, LLC and have not withdrawn your tender you will automatically receive the benefit of our increased $103 Offer. NO FURTHER ACTION IS NECESSARY.

      . If you tendered your Units in the competing offer, you may still tender to us and receive the benefit of our increased $103 Offer by completing the green letter of transmittal, duly executing the letter of transmittal and delivering the letter of transmittal to us by no later than March 15, 2001 AND completing the Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest and returning it to American Stock Transfer & Trust Company, pursuant to the information set forth on the Notice of Withdrawal.

      . In the event that you receive any future offers, including offers from Bighorn Associates LLC, please contact us at
            (800) 420-7065 before signing any documentation, as we may have again increased our Offer.

      You may have already received a letter from the general partners of your Partnership requesting that you not accept our tender offer as it is less than the value of the Units. Consistent with the conduct of your general partners in the past, it seems peculiar to us that they would ask that you reject our offer and yet will not make such a similar recommendation with respect to the offer of its affiliate--Bighorn Associates, LLC. Furthermore, had your general partners accepted our offer of $15,000,000 for the Partnership's remaining asset, your Partnership could be liquidated on an expedited basis. However, since such offer was rejected, our new increased $103 offer provides you the liquidity you may be seeking at a price which is higher than the affiliate of your general partners.

      IF YOU WOULD LIKE TO TENDER YOUR UNITS TO BE PURCHASED BY US FOR $103 PER UNIT, AND HAVE NOT YET COMPLETED THE GREEN LETTER OF TRANSMITTAL AND DELIVERED IT TO MMS ESCROW AND TRANSFER AGENCY ("DEPOSITARY"), PLEASE COMPLETE SUCH LETTER OF TRANSMITTAL AND DELIVER TO THE DEPOSITARY AT THE ADDRESS LISTED IN THE PREVIOUSLY PROVIDED ENVELOPE. IF YOU COMPLETED AND DELIVERED THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AND HAVE NOT WITHDRAWN SUCH TENDER, YOU DO NOT NEED TO COMPLETE ANY OTHER DOCUMENTS FOR UNITS TO BE TENDERED TO WESTERN. IN THIS CASE, THE COMPLETED LETTER OF TRANSMITTAL SHALL BE SUFFICIENT TO TENDER YOUR UNITS FOR PURCHASE BY WESTERN AT $103 PER UNIT.

      Please refer to our Offer to Purchase dated February 9, 2001 for additional information about the Offer and the tendering process.

      If you have any questions or need assistance, please call the Depositary at (800) 420-7065.

                         Western Real Estate Investments, LLC

February 20, 2001